EXHIBIT 21.1
Bentley Pharmaceuticals, Inc.
LIST OF SUBSIDIARIES

State or Other Jurisdiction of
Name of Subsidiary	Incorporation or Organization

Laboratorios Belmac S.A.	Spain

Laboratorios Davur S.L.	Spain

Laboratorios Rimafar S.L.	Spain

Bentley A.P.I. S.L.	Spain

Bentley Pharmaceuticals Ireland Limited	Ireland

Pharma de Espana, Inc.	State of Delaware

Bentley Park, LLC	State of Delaware

Bentley Healthcare Corporation	State of Florida

Belmac Health Corporation	State of Florida

Belmac Hygiene, Inc.	State of Florida

Belmac Holdings, Inc.	State of Florida

Belmac A.I., Inc.	State of Florida

B.O.G. International Finance, Inc.	State of Florida

Belmac Jamaica, Ltd.	Jamaica